UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement on change in staff representative supervisor of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on June 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: June 11, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON CHANGE IN

STAFF REPRESENTATIVE SUPERVISOR

Huaneng Power International, Inc. (the “Company” or “Huaneng International”) has recently received the resignation report submitted by Ms. Zhang Xiaojun, the staff representative supervisor of the Company. Due to age reason, Ms. Zhang Xiaojun has applied to resign from the duties of the staff representative supervisor of the Tenth Session of the Supervisory Committee of the Company, effective from the date on which a new staff representative supervisor is elected democratically by the staff of the Company.

Pursuant to the relevant stipulations of the Company Law, the Articles of the Company, Mr. Zhu Tong has been elected democratically by the staff of the Company as the staff representative supervisor of the Tenth Session of the Supervisory Committee for the term until the expiry of the Tenth Session of the Supervisory Committee of the Company.

Biographical details of Mr. Zhu Tong is set out below.

Mr. Zhu Tong, aged 50, is currently the Director of the Party Construction Work Department (Human Resources Department) of the Company. He served as Deputy Chief and Chief of the Personnel Division of the Human Resources Department of Huaneng International, and Deputy Director of the Party Construction Work Department (Human Resources Department). He graduated from North China Electric Power University with a master degree in engineering specializing in industrial engineering. He is a senior engineer.

Except for the employment relationship as disclosed above, Mr. Zhu has no other related relationship with the Company or its controlling shareholder and actual controller. Mr. Zhu has not been punished by the China Securities Regulatory Commission and other relevant departments or the stock exchange.

Mr. Zhu is elected by the staff of the Company as the staff representative supervisor of the Tenth Session of the Supervisory Committee of the Company, and his term of office is until the expiration of the Tenth Session of the Supervisory Committee. Mr. Zhu will not receive any supervisor’s fees. According to the Company’s articles of association, the appointment does not need to be submitted to the general meeting of shareholders for review and approval. Except for the above, Mr. Zhu has no relationship with other directors, supervisors, senior management or major or controlling shareholders of the Company. Mr. Zhu does not own any interest as defined in Part XV of the Securities and Futures Ordinance in the shares of the Company.

In addition, there is no other information in relation to Mr. Zhu which is discloseable pursuant to the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Securities on The Hong Kong Stock Exchange Limited, nor does he involve any information that needs to be disclosed pursuant to the rules.

To the best of the knowledge, information and belief of the Supervisory Committee having made all reasonable enquiry, there is no disagreement with the Supervisory Committee with respect to the resignation and appointment of supervisors, and there are no matters that need to be brought to the attention of shareholders.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

10 June 2021